Filed by Capitol Bancorp Ltd.
Commission File No.: 001-31708
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AEA Bancshares, Inc.
Commission File No.: 001-31708

        On January 14, 2004, Capitol Bancorp Ltd., a Michigan corporation, issued the following press release:

NEWS RELEASE

For Immediate Distribution:

CAPITOL BANCORP LIMITED ANNOUNCES PLANS TO ACQUIRE
SEATTLE-BASED AEA BANCSHARES, INC.

LANSING, Mich., and PHOENIX: January 14, 2004: Capitol Bancorp Limited (NYSE:CBC), a $2.7 billion bank development company, today announced the signing of a definitive agreement to acquire AEA Bancshares, Inc., a $148 million bank holding company headquartered in Seattle, Washington.

Asia-Europe-Americas Bank (AEA), the wholly-owned subsidiary of AEA Bancshares, Inc., is a multi-cultural bank, founded in 1995 to provide financial services to small-to-medium size businesses, entrepreneurs, and individuals in the Greater Seattle area. Capitol Bancorp currently operates 30 separately chartered affiliate community banks in eight states and recently announced its intent to purchase First Carolina State Bank, a $60 million community bank in Rocky Mount, North Carolina.

“We believe this transaction with AEA to be an excellent strategic growth opportunity for both companies,” stated Joseph D. Reid, Chairman and CEO of Capitol Bancorp. “The addition of AEA enables us to enter the Pacific Northwest region with a banking operation that understands and reflects the diversity that is so intrinsic to the vibrancy of Seattle and its surrounding communities.”

Subsequent to the acquisition, AEA will continue to operate as a separately chartered bank affiliate within the Capitol Bancorp family, and will represent Capitol Bancorp’s first bank in the Northwestern United States.

“We have been interested in establishing a presence in the Northwest for some time and believe this transaction provides a solid entry point while facilitating continued growth for Capitol and AEA. Both parties share the basic belief that people want access to quality financial services through personalized service, and each organization has been successfully built upon that principle.”

Commenting on the transaction, Per-Odd Keul, Chairman, CEO and President of AEA said, “We are excited that our success as a company that respects and strives to work with our multi-cultural communities has given us this opportunity to partner with Capitol and its myriad of resources. Our customers have benefited from a very special relationship with our staff and board of directors and we do not see that changing. It will be business as usual but with a wider range of products and services through the strength and resources Capitol can offer us.”

Added Reid, “We will continue to welcome opportunities like this as well as continue with our very successful approach to growth through de novo banking. The common denominator for any transaction we might pursue is that there is a set of core values shared by the management and boards of both parties.”

The transaction is subject to a final due diligence examination by Capitol Bancorp, approval by regulatory agencies and AEA’s shareholders, and certain other conditions. Pending approvals, the transaction is expected to be completed mid-year 2004.

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Transaction Terms

The transaction consideration will be comprised of three distinct components. Each share of AEA common stock outstanding will be converted into the right to receive a combination of cash and stock of Capitol, with the stock component based on Capitol’s average trading price at closing determined in accordance with the merger agreement. At closing, AEA shareholders will receive $11 million in Capitol Bancorp common stock. In addition, a cash consideration of $6 million will be immediately used to purchase certain select assets from AEA for potential future distribution to AEA shareholders. A trustee has been appointed to facilitate the collection and subsequent distribution of such assets on behalf of AEA shareholders. The third, and final, component of the merger transaction is a performance-driven earn-out provision. Pending the ability of AEA to achieve certain earnings criteria under the terms of the agreement, AEA shareholders may receive an additional $3 million in Capitol Bancorp common stock at the end of both 2004 and 2005. At December 31, 2003, AEA had outstanding approximately 289,000 shares of common stock. In addition, AEA has outstanding approximately 24,400 options with an average exercise price of approximately $45 per share and 20,800 warrants with an average exercise price of $25 per share, which will be cashed-out based on the initial $11 million common stock component. Consummation of the transaction is not expected to have a material impact on Capitol’s 2004 earnings per share.

About Capitol Bancorp Limited

Capitol Bancorp Limited is a $2.7 billion community bank development company, with 30 individual bank charters operating in eight states. Capitol Bancorp Limited identifies opportunities for the development of new community banks, raises capital and mentors a community bank through its formative stages. Each community bank has full local decision-making authority and is managed by an on-site president under the direction of a local board of directors composed of business leaders from the bank’s community. Capitol Bancorp Limited was founded in 1988 and has headquarters in Lansing, Mich. and Phoenix, Ariz. The company was named to Fortune magazine’s 100 fastest-growing small public companies in the country in July 2003.

Capitol Bancorp’s operations include the following banks and loan production offices (LPO):

Great Lakes Region:

Indiana:
Elkhart Community Bank	Elkhart
Goshen Community Bank	Goshen

Michigan:
Ann Arbor Commerce Bank	Ann Arbor
Brighton Commerce Bank	Brighton
Capitol National Bank	Lansing
Detroit Commerce Bank	Detroit
Grand Haven Bank	Grand Haven
Kent Commerce Bank	Grand Rapids
Macomb Community Bank	Clinton Township
Muskegon Commerce Bank	Muskegon
Oakland Commerce Bank	Farmington Hills
Paragon Bank & Trust	Holland
Portage Commerce Bank	Portage

Southwest Region:

Arizona:
Arrowhead Community Bank	Glendale
Bank of Tucson	Tucson
Camelback Community Bank	Phoenix
East Valley Community Bank	Chandler
Mesa Bank	Mesa
Southern Arizona Community Bank	Tucson
Sunrise Bank of Arizona	Phoenix
Valley First Community Bank	Scottsdale
Yuma Community Bank	Yuma

Nevada:
Bank of Las Vegas	Las Vegas
Black Mountain Community Bank	Henderson
Desert Community Bank	Las Vegas
Red Rock Community Bank	Las Vegas

New Mexico:
Sunrise Bank of Albuquerque	Albuquerque

Texas:
Sunrise Bank - Dallas LPO	Dallas
Sunrise Bank - Houston LPO	Houston

California Region:

Bank of Escondido	Escondido
Napa Community Bank	Napa
Sunrise Bank of San Diego	San Diego
Sunrise Bank - Orange County LPO	Irvine

Southeast Region:

Georgia:
Sunrise Bank - Atlanta LPO	Atlanta

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements about the proposed merger of Capitol and AEA. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Capitol and AEA, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Capitol and AEA are engaged, and changes in the securities markets.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4 to be filed with the SEC by Capitol. ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT SHAREHOLDERS OF AEA AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 THAT CAPITOL WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITOL, AEA, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. Investors will be able to obtain all documents filed with the SEC by Capitol free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Capitol will be available free of charge from the Chief Administrative Officer of Capitol at 200 Washington Square North, Lansing, Michigan 48933, telephone (517) 487-6555. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

AEA and its directors and executive officers may be deemed to be participants in the solicitation of proxies from AEA’s shareholders to approve the merger. Information about the directors and executive officers of AEA and their ownership of AEA’s common stock is set forth in the proxy statement/prospectus to be filed by Capitol with the SEC.

For further information contact:

Cristin Reid English
Chief Administrative Officer
Capitol Bancorp Ltd.
(517) 487-6555

Per-Odd Keul
Chief Executive Officer and President
AEA Bancshares, Inc.
(206) 282-4000